

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

November 14, 2007

Via Mail and Fax

Debi Kokinos
Chief Financial Officer
Turbodyne Technologies, Inc.
36 East Barnett Street
Ventura, CA 93001

> **RE: Turbodyne Technologies, Inc.**
> **Amendment No. 2 to Form 10-KSB for the Year Ended December 31, 2006**
> **Amendment No. 1 to Form 10-QSB for the Period Ended March 31, 2007**
> **Form 10-QSB for the Period Ended June 30, 2007**
> **File Number: 000-21391**

Dear Ms. Kokinos:

We have reviewed the above referenced filings and have the following comments. Where indicated, we believe you should amend your filings or revise future filings in response to some of the comments. If you disagree, we will consider your explanation as to why an amendment or revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Amendment No. 2 to Form 10-KSB for the Year Ended December 31, 2006

Consolidated Financial Statements, page F-2

1. It appears that your financial statements should be presented as a "development stage enterprise" in that you are devoting all of your efforts to establishing a business for which planned principal operations have not yet commenced. Accordingly, please amend your filing to present your financial statements consistent with the requirements of paragraphs 11-13 of FAS 7.

2. In connection with the preceding comment, your independent accountant is required to have an association with cumulative data presented from the date of inception as long as you are in the development stage. Therefore, the report of your independent accountant is required to make reference to this cumulative data. Please include a report from your independent accountants on this basis.

3. In addition, please revise the accountants' report to also include an explanatory paragraph on the restatement for the correction of errors (reference is made to note 2 to the consolidated financial statements) in accordance with the guidance in Section 420.12 in the Codification of Statements on Auditing Standards.

Consolidated Balance Sheets, page F-4

4. The composition of "Provision for lawsuit settlements" is not clear from your disclosures. Please consider a table in your notes to the financial statements that lists each associated suit and related liability. This table should reconcile changes in amounts between the current and previous balance sheet dates presented, with clear explanation of the changes.

Notes to the Consolidated Financial Statements, page F-8
Note 5. Loans Payable, page F-16

5. Please provide us with an analysis of the embedded conversion feature within convertible debt outstanding at December 31, 2006 and issued thereafter with regard to whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings pursuant to paragraph 12 of FAS 133. Refer to page 33 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" for guidance, which can be found at
http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml.

6. With regard to each group of warrants either outstanding at December 31, 2006 or issued thereafter, please provide us with your analysis of whether the warrants meet the definition of a derivative under FAS 133 (paragraphs 6-9), and if so, whether the warrants meet the scope exception in paragraph 11(a) of FAS 133. If the warrants do

not meet the definition of a derivative under FAS 133, provide us with an evaluation under EITF 00-19 to determine whether the warrants should be accounted for as a liability or as equity. In order to determine that equity classification of the warrants is appropriate, all of the criteria for equity classification in paragraphs 7-32 of EITF 00-19 must be met. Refer to page 32 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" referred to in the preceding comment for guidance.

Form 10-QSB for the Periods Ended March 31 and June 30, 2007

7. As appropriate, please amend your 2007 quarterly filings to reflect the above comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief